UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
+ 1 (441) 242-1500
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [ ]         No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [ ]         No [X]

Seadrill Limited

Report on Form 6-K for the three months ended March 31, 2022

EXPLANATORY NOTE

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the three month period ended March 31, 2022.

INDEX

Cautionary Statement Regarding Forward-Looking Statements	2
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Interim Financial Statements (unaudited)
Unaudited Consolidated Statements of Operations for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)
F-2
Unaudited Consolidated Statements of Comprehensive Income for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)
F-3
Unaudited Consolidated Balance Sheets as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor).	F-4
Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)
F-5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)
F-7
Notes to Unaudited Consolidated Financial Statements	F-8

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•our ability to maintain relationships with suppliers, customers, employees and other third parties following emergence from the Chapter 11 proceedings;
•our ability to maintain and obtain adequate financing to support our business plans following emergence from the Chapter 11 proceedings;
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the impact of global economic conditions, including potential trade wars;
•supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•potential additional asset impairments;
•our liquidity and the adequacy of cash flows for our obligations;
•downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;
•our ability to satisfy the continued listing requirements of the Euronext Expand market of the Oslo stock Exchange, or other exchange where our common stock may be listed, or to cure any continued listing standard deficiency with respect thereto;
•credit risks of our key customers;
•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•risks related to the ongoing geopolitical situation and sanctions imposed relating to the conflict in Ukraine;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;
•our ability to successfully complete mergers, acquisitions and divestitures;
•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies, the impact of global climate change or air emissions and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•fluctuations in interest rates or exchange rates and relative currency valuations relating to foreign or U.S. monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including, but not limited to, those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, the United Arab Emirates, Nigeria, Mexico, and the United States;
•legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;
•customs and environmental matters and potential impacts on our business resulting from decarbonization and emissions legislation and regulations, and the impact on our business from climate-change generally;
•the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F filed with the SEC on April 29, 2022 (SEC File No. 001-39327) (the “20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.

As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in context of events prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously "Seadrill 2021 Limited") after February 22, 2022 ("the Effective Date"). This is also applicable to terms "new successor", "we", "our", "Group" or "Company" in context of events after February 22, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:
•Overview
•Significant developments
•Contract backlog
•Market overview and trends
•Results of operations
•Liquidity and capital resources
•Quantitative and qualitative disclosures about market risk
•Critical accounting estimates
Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.

Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractor. As of the time of this report, we own 21 drilling rigs, lease two rigs from SFL Corporation, and manage seven rigs on behalf of SeaMex (five) and Sonadrill (two).

Significant Developments since January 1, 2022
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of the financial year.

i. Chapter 11 Reorganization
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 proceedings. The following major changes to Seadrill’s capital structure were achieved through the restructuring:

1.Additional $350 million of liquidity raised;
2.Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;
3.Future obligations under capital lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and
4.Elimination of guarantees previously provided to holders of the senior notes previously issued by the NSNCo group.

Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million at par value. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond.

In order to substantially eliminate future commitments under capital lease arrangements with SFL, Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term and we expect to deliver both rigs back to SFL in 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).

As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
1.Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35%; and
3.Reinstatement in full of the notes on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

For a detailed description of Seadrill's comprehensive restructuring, please refer to Note 3 of the accompanying financial statements or Note 4 of the financial statements included in Seadrill's annual report for the period ended December 31, 2021, which was filed with the SEC on April 29, 2022.

ii. Rig disposal program
Seadrill previously initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with seven units being sold in 2021 and the remaining three units being sold in 2022. The units sold in 2022 include the West Venture, Sevan Brasil and Sevan Driller. The West Venture was sold to Rota Shipping for recycling on January 19, 2022 for $7 million. The Sevan Brasil and Sevan Driller were sold to New Fortress Energy on April 7, 2022 for $24 million. Proceeds from the disposals, less any costs to sell, were repaid to the lenders holding the relevant security following Seadrill's emergence from Chapter 11.

iii. Listing on Euronext Expand
Following a successful listing application, Seadrill commenced trading of its common shares on the Euronext Expand market of the Oslo Stock Exchange on April 28, 2022. Seadrill's shares trade under the ticker "SDRL". Seadrill expects to uplist to the main market of the Oslo Stock Exchange and to pursue a listing on the New York Stock Exchange once it satisfies the applicable listing requirements.

Contract Backlog

Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and lease revenues from bareboat charter arrangements, denoted as "other" in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	Successor	Predecessor
Contract backlog	March 31, 2022	December 31, 2021
Harsh environment	736	810
Floaters	1,314	1,309
Jack-ups	116	149
Other	259	299
Total	2,425	2,567

Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

We project our March 31, 2022 contract backlog to unwind over the following periods:

(In $ millions)		Year ended December 31
Contract backlog	Total	2022	2023	2024	2025+
Harsh environment	736	239	191	72	234
Floaters	1,314	273	352	352	337
Jack-ups	116	76	33	7	—
Other	259	128	92	23	16
Total	2,425	716	668	454	587

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.
.
Market Overview and Trends
The below table shows the average oil price for the three months ended March 31, 2022 and for each year ended December 31 over the period 2019 to 2021. The Brent oil price at March 31, 2022 was $108.

	Dec-2019	Dec-2020	Dec-2021	Mar-2022
Average Brent oil price ($/bbl)	64	42	71	98
Source: ICE Brent Crude Futures

An underlying increase in demand, especially following the end of the market constraints brought on by the COVID-19 pandemic, combined with below target supply from OPEC and increased tension over the Russian invasion of Ukraine has led to an increase in oil prices over the first quarter of 2022, with prices exceeding $100. Such levels have not been seen in over seven years. However, uncertainty related to the market balance and timing of the demand recovery remains.

The below table shows the global number of rigs on contract and marketed utilization at March 31, 2022 and for each of the three preceding years ending December 31.

	Dec-2019	Dec-2020	Dec-2021	Mar-2022
Contracted rigs
Harsh environment jack-up	32	26	28	29
Harsh environment floater	35	25	25	25
Benign environment floater	119	107	106	110
Benign environment jack-up	171	175	174	178
Marketed utilization
Harsh environment jack-up	94%	75%	80%	85%
Harsh environment floater	87%	77%	77%	77%
Benign environment floater	77%	77%	80%	82%
Benign environment jack-up	85%	82%	81%	82%
The jack-up metrics above only include rigs with water depth greater than 350 feet, Source: IHS Rigpoint Petrodata

Global benign-environment floaters

Marketed utilization in 1Q 2022 trended above pre-COVID-19 levels driven by improved demand following low levels in 2020. The improved utilization levels are mainly driven by an improved demand outlook, specifically in the drillship segment. The drillship market is recovering at a faster rate than semi-submersibles, with drillship utilization above 90% at March 31, 2022 compared to 70% for semi-submersibles. Note that the benign-environment floater figures in the table above include both drillship and semi-submersible markets.

Global benign environment jack-ups

Marketed utilization in the benign jack-up segment improved in 1Q 2022 with further improvement expected in the coming quarters due to expected awards in the Middle East. Dayrates have also started to improve, supported by the incremental demand specifically in the Middle East. With demand outlook expected to improve further in 2022, utilization and dayrates are expected to trend upwards in the coming quarters.

Global harsh environment units
Marketed utilization in the harsh environment floater segment was consistent quarter on quarter and is expected to remain muted through 2022 and 2023 due to limited incremental demand and available supply. Harsh environment jack-up utilization improved primarily driven by the UK market.

Results of Operations and application of Fresh Start accounting

Upon emergence from Chapter 11 proceedings, on February 22, 2022, we adopted Fresh Start accounting in accordance with ASC 852, Reorganizations ("ASC 852"). Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.

The effects of the Plan and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of March 31, 2022. The related adjustments were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items, net" during the 2022 Predecessor period.

Accordingly, our Consolidated Financial Statements for periods after February 22, 2022 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to that date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between the Successor and Predecessor periods. Our financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.

Results of Operations

The tables included below set out financial information for the periods from January 1, 2022 through February 22, 2022 ("2022 Predecessor period") and the period from February 23, 2022 through March 31, 2022 ("2022 Successor period") and the three months ended March 31, 2021 ( Predecessor).

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Operating revenues	106	187	233
Operating expenses	(104)	(149)	(260)
Other operating items	—	2	3
Operating profit/(loss)	2	40	(24)
Interest expense	(10)	(7)	(57)
Other income/(expense)	13	3,679	(221)
Income/(loss) before income taxes	5	3,712	(302)
Income tax expense	(1)	(2)	(2)
Loss from discontinued operations	—	(4)	(7)
Net income/(loss)	4	3,706	(311)

1) Operating revenues

Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Contract revenues (a)	79	142	171
Reimbursable revenues (b)	4	4	8
Management contract revenues (c)	21	36	48
Other revenues (d)	2	5	6
Total operating revenues	106	187	233

a) Contract revenues

Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh environment	32	75	95
Floaters	34	49	55
Jack-ups	13	18	21
Contract revenues	79	142	171

Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

i.Average number of rigs on contract

We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table (the number of jack-up units presented below excludes the West Telesto, West Castor, and West Tucana which have been chartered to our Gulfdrill joint venture. We have excluded these units from the below table as the charter revenues they earn are presented in our financial statements as "other revenues" rather than the "contract revenues" being discussed in this section):

	Successor	Predecessor
(Number)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh environment	3	5	4
Floaters	4	5	4
Jackups	4	4	3
The average number of harsh environment rigs on contract increased from four during the three months ended March 31, 2021 to five in the 2022 Predecessor period due to the West Phoenix returning to operations in August 2021. The average number of on-contract harsh environment rigs decreased from five in the 2022 Predecessor period to three in the 2022 Successor period with the West Hercules and West Bollsta both completing contracts in February 2022. The West Hercules is currently mobilizing for a new contract with Equinor in Canada whereas the West Bollsta has been re-delivered to Northern Ocean.

The average number of floaters on contract increased from four during the three months ended March 31, 2021 to five in the 2022 Predecessor period due to the West Gemini returning to work for Total in Angola, following a period of operations being suspended. The average number of on-contract floaters decreased from five in the 2022 Predecessor period to four in the 2022 Successor period due to a period of idle time for the Sevan Louisiana, which completed operations with Walter Oil and Gas in February 2022 and will remain in the US Gulf of Mexico for a new contract with ENI starting in April 2022.

The average number of jack-ups on contract increased from three during the three months ended March 31, 2021 to four in the 2022 Predecessor period due to the AOD II returning to operations in July 2021 following a period of being suspended. The average number of on-contract jack-ups remained at four during the 2022 Successor period.

ii.Average contractual dayrates

We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of rig operating days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor	Predecessor
(In $ thousands)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh environment	254	269	249
Floaters	199	191	201
Jackups	84	82	78

Changes in the average contractual dayrates earned by the harsh-environment segment have been primarily driven by changes in the mix of semi-submersible units and jack-ups. The average contractual dayrate increased between the three months ended March 31, 2021 and the 2022 Predecessor period due to the West Phoenix, which is a semi-submersible rig, returning to operations. The average contractual dayrate rate then decreased between the 2022 Predecessor and Successor periods due to the West Hercules and West Bollsta, which are also both semi-submersible units, completing their contracts.

The average contractual dayrate earned by the floater segment was lower during the 2022 Predecessor period compared to the three months-ended March 31, 2021, primarily due to the West Tellus moving to a lower dayrate when it commenced operations with Shell in the fourth quarter of 2021. The average dayrate increased in the 2022 Successor period due to idle time on the Sevan Louisiana, which is a semi-submersible unit and typically earns a lower dayrate compared to the drillships.

The average contractual dayrate earned by the jack-up segment increased between the three months ended March 31, 2021 and the 2022 Predecessor period due to improved rates being earned by all units. The average contractual dayrate has been broadly stable between the 2022 Predecessor and Successor periods.

iii.Economic utilization for rigs on contract

We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Economic utilization for each of the periods presented in this report is set out in the table below:

	Successor	Predecessor
(Percentage)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh environment	96%	94%	91%
Floaters	96%	95%	80%
Jackups	100%	99%	99%

Economic utilization improved across all segments over the reported periods, reflecting improved operational performance and no major downtime events during either the 2022 Predecessor or Successor periods.

b) Reimbursable revenues

We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.

c) Management contract revenue

Management contract revenues includes revenues related to contracts where we are providing management, operational and technical support services to other parties. The below table provides an analysis of management contract revenues for periods presented in this report.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh environment	—	—	13
Floaters	18	33	28
Jackups	2	2	3
Other	1	1	4
Total management contract revenues	21	36	48

Managed contract revenues for the harsh-environment segment related to management fees earned by Seadrill for managing the Northern Ocean rig West Mira, this arrangement ended during the second quarter of 2021.

Managed contract revenues for the floater segment represent fees earned by Seadrill for managing the Sonadrill drillships Libongos and Quengela, and the Aquadrill drillships West Vela and West Capella, together with reimbursable revenues charged by Seadrill to our joint venture partner on the Sonadrill arrangement, Sonangol, for preparing the Quengela for its first drilling contract with Total in Angola, which commenced in March 2022. The arrangements for the West Vela and West Capella finished in March 2022, with both rigs being re-delivered to Aquadrill.

Managed contract revenues for the jack-up segment represent fees earned by Seadrill from Seamex for managing five jack-up units under contract with Pemex in the Gulf of Mexico.

d) Other revenues

Other revenues include the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Leasing revenues	2	4	6
Other	—	1	—
Total other revenue	2	5	6

Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 – "Related party transactions" for further details.

2) Operating expenses

Total operating expenses include vessel and rig operating expenses, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, amortization of favorable and unfavorable contracts, and selling, general and administrative expenses.

We have analyzed operating expenses between these categories in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Vessel and rig operating expenses (i)	(62)	(86)	(159)
Reimbursable expense	(3)	(4)	(8)
Depreciation (ii)	(15)	(21)	(42)
Amortization of intangibles (iii)	(3)	—	—
Management contract expense (iv)	(13)	(31)	(36)
Selling, general and administrative expenses (v)	(8)	(7)	(15)
Total operating expenses	(104)	(149)	(260)

i.Vessel and rig operating expenses

Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.

We have analyzed vessel and rig operating expenses by segment in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh environment	(34)	(51)	(85)
Floaters	(19)	(35)	(58)
Jackups	(7)	(10)	(16)
Other	(2)	10	—
Vessel and rig operating expenses	(62)	(86)	(159)

Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator. For detail on the movement in operating rigs in each period presented, please refer to section a) - "i. Average number of rigs on contract".

Due to the emergence from Chapter 11 proceedings and application of Fresh Start accounting, operating expenses are not comparable between the Successor and Predecessor periods, most notably due to accounting changes impacting the recognition of charter expense on leasing arrangements for the West Linus and West Hercules as well the impact of a Fresh Start accounting adjustment to write-off previously deferred mobilization expenses that would otherwise have been recorded as an operating expense over the applicable contract terms. As a result, we have only provided comments comparing performance between the two Predecessor periods reported.

On a per day basis, the harsh environment and floater segments both incurred higher costs during the 2022 Predecessor period relative to the three months ended March 31, 2021. This was driven by the return to operations of the West Phoenix and West Gemini during August and November 2021, respectively, partly offset by lower stacking costs following the sale of seven of our long-term cold stacked units during the second half of 2021, together with lower COVID-19 related costs, and cost savings achieved through our ongoing cost reduction programs. On a per day basis, the jack-up segment incurred similar operating expense over both periods.

For details on the rig disposal program, please refer to the recent development section at the start of the operating review.

ii. Depreciation

We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. There were significant reorganization and Fresh Start accounting adjustments recorded against the carrying value of Seadrill's fleet of drilling units on emergence from Chapter 11 proceedings, and therefore depreciation expense is not comparable between the Successor and Predecessor periods. Accordingly, we have only provided comments comparing performance between the two Predecessor periods.

On a per day basis, depreciation expense was lower during the 2022 Predecessor period compared to the three months ended March 31, 2021. This primarily related to the West Hercules which was leased from SFL Corporation under a capital lease arrangement until August 2021, where the lease was amended to a short-term arrangement, resulting in derecognition of the rig asset such that no further depreciation expense was incurred.

iii. Amortization of intangibles

On emergence from Chapter 11 proceedings and application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.

Amortization of intangibles recognized on emergence from Chapter 11 proceedings on February 2022 led to an expense of $3 million in the 2022 Successor period. The majority of contract intangibles recognized on the previous emergence from Chapter 11 proceedings had been fully amortized and therefore there was intangible asset amortization was $nil in both Predecessor periods.

iv. Management contract expenses

Management contract expenses include the costs incurred to service our managed rig arrangements. We have analyzed the main components of management contract expenses in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Managed rig operating expenses	(9)	(11)	(33)
Managed rig reimbursable expenses	(4)	(21)	(3)
Changes in allowances for expected credit losses	—	1	—
Total management contract expenses	(13)	(31)	(36)

On a per per day basis, managed rig operating expenses decreased between the three months ended March 31, 2021 and the 2022 Predecessor period. This was primarily due to the end of the managed contract arrangement with Northern Ocean for the West Mira which ended during the second quarter of 2021, following the early termination of the rig's contract with Wintershall.

Managed rig operating expenses in the 2022 Successor period, reflect the costs incurred to service ongoing managed rig arrangements with Sonadrill and Seamex, as well as costs incurred to manage the drillships West Vela and West Capella for Aquadrill until that arrangement finished in March 2022.

v. Selling, general and administrative expenses

Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.

3) Other operating items

Other operating items include the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Gain on disposals	—	2	—
Other operating income	—	—	3
Total other operating items	—	2	3

Gain on asset disposals in the 2022 Predecessor period related to the sale of the West Venture on January 19, 2022.

4) Interest expense

Interest expense consists of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash and payment-in-kind interest on debt facilities (a)	(11)	—	(25)
Unwinding of debt premium (b)	1	—	—
Interest on SFL leases (c)	—	(7)	(32)
Interest expense	(10)	(7)	(57)

(a) Cash and payment-in-kind interest on debt facilities

We incurred cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Senior credit facilities	—	—	(25)
New debt Facilities:
First-lien senior secured	(2)	—	—
Second lien senior secured	(9)	—	—
Unsecured convertible bond	—	—	—
Cash interest	(11)	—	(25)

Our senior credit facilities incurred interest at LIBOR plus a margin. On February 7, 2021 (Predecessor), after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise ("adequate protections payments") as a reduction to debt in the Consolidated Balance sheet and not as an expense to Consolidated Statement of Operations. Upon emergence from Chapter 11 proceedings on February 22, 2022, the senior credit facilities were extinguished in accordance with the reorganization plan. For further information on our bankruptcy proceedings refer to Note 3 - "Chapter 11".

Our First lien senior secured facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility bears interest at a margin of 7% per annum plus the secured overnight financing rate ("SOFR") (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

Our Second lien senior secured facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June 15, 2027. The margin comprises two components: 5% cash interest and 7.5% pay-if-you-can ("PIYC") interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).

Our Unsecured convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the principal value of ### million. The note is convertible into conversion shares in an amount equal to 5% of the fully-diluted ordinary shares of the issuer. If not converted, a bullet repayment will become due on maturity date.

(b) Unwind of debt premium

On emergence from Chapter 11 proceedings, we recorded our debt at fair value, which was at a premium to the principal value. The debt premium is unwound over the remaining term of the debt facilities.

(c) Interest on SFL Leases

Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL Corporation for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to be operating leases, resulting in no further expense being recorded through this line for the Successor company. For further information on our bankruptcy proceedings refer to Note 3 - "Chapter 11".

5) Other income and expense

We have analyzed other income and expense into the following components:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Interest income (i)	1	—	—
Share in results from associated companies (ii)	2	(2)	1
Gain on derivative financial instruments (iii)	5	1	—
Foreign exchange (loss)/gain (iv)	8	8	(6)
Reorganization items (v)	(5)	3,651	(203)
Other financial items (vi)	2	21	(13)
Total financial items and other expense, net	13	3,679	(221)

i) Interest Income

Interest income relates to interest earned on cash deposits and other related party loans.

ii) Share in results from associated companies

Share of results in associated companies represents our share of earnings or losses in our investments in Paratus Energy Services, Sonadrill, and Gulfdrill, which are accounted under the equity method.

iii) Gain on derivative financial instruments

On May 11, 2018, the Predecessor company purchased an interest rate cap for $68 million. The interest rate cap provides coverage against increases in LIBOR above 2.87% on a notional amount of $4.5 billion. We account for the cap as a derivative financial instrument, with changes in fair value being taken to income each period. We recorded a $5 million gain in the 2022 Successor period following an increase in the interest rate cap's fair value, resulting from an increase in the LIBOR curve.

iv) Foreign exchange (loss)/gain

Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the US Dollar.

v) Reorganization items

Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statement of Operations. The following table summarizes the reorganization items recognized in the period from February 23, 2022 through March 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and the three months ended March 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Gain on settlement of liabilities subject to compromise (a)	—	3,581	—
Fresh Start valuation adjustments (b)	—	242	—
Loss on deconsolidation of Paratus Energy Services (c)	—	(112)	—
Advisory and professional fees (d)	(5)	(44)	(17)
Expense of predecessor Directors & Officers insurance policy	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	(186)
Interest income on surplus cash	—	1	—
Total reorganization items, net	(5)	3,651	(203)

a.Gain on liabilities subject to compromise

On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 4 - "Fresh Start accounting" for further information.

b.         Fresh Start valuation adjustments

On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as at March 31, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 4 - "Fresh Start accounting" for further information.

c.         Loss on deconsolidation of Paratus Energy Services Ltd

The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill's interest in Paratus Energy Services (formally NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.

(In $ millions)	February 22, 2022 (Predecessor)
Carrying value of Paratus Energy Services equity at January 20, 2022	(153)
Fair value of retained 35% interest in Paratus Energy Services	56
Reclassification of accumulated other comprehensive losses on disposal	(15)
Loss on deconsolidation of Paratus Energy Services	(112)
d.         Advisory and professional fees

Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.

vi) Other financial items

The $21 million of other financial income recognized in the 2022 Predecessor period related to certain miscellaneous liabilities that were extinguished through the bankruptcy process but were not directly related to the comprehensive restructuring. The $13 million of other financial expense recognized during the three months ended March 31, 2021 primarily related to legal and advisory expenses incurred on the comprehensive restructuring before the Chapter 11 filing. There were no significant other financial items in the 2022 Successor period.

6) Income taxes

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income.

Liquidity and Capital Resources

1) Emergence from Chapter 11 Proceedings

On February 22, 2022 , Seadrill completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3 - "Chapter 11" of the accompanying financial statements for further details.

In the interim report, covering the six-month period to June 30, 2021 (predecessor), we reported a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 proceedings and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 proceedings and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.

Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.

2) Liquidity

Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.

Our liquidity comprises cash and cash equivalents. The below table shows cash and restricted cash balances for each period presented.

	Successor	Predecessor
(In $ millions)	March 31, 2022	December 31, 2021
Unrestricted cash	393	312
Restricted cash	160	223
Cash and cash equivalents, including restricted cash- continuing operations	553	535
Cash and cash equivalents, including restricted cash- discontinued operations	—	69
Cash and cash equivalents, including restricted cash	553	604

We have shown our sources and uses of cash by category of cash flow in the below table.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash flows from operating activities (a)	52	(56)	(39)
Cash flows from investing activities (b)	(14)	(110)	(12)
Cash flows from financing activities (c)	—	65	—
Effect of exchange rate changes in cash	6	6	(6)
Change in period	44	(95)	(57)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Opening cash and cash equivalents, including restricted cash	509	604	723
Opening cash and cash equivalents, including restricted cash - continuing operations	509	535	659
Opening cash and cash equivalents, including restricted cash - discontinued operations	—	69	64
Change in period - continuing operations	44	(26)	(50)
Change in period - discontinued operations	—	(69)	(7)
Closing cash and cash equivalents, including restricted cash	553	509	666
Closing cash and cash equivalents, including restricted cash - continuing operations	553	509	609
Closing cash and cash equivalents, including restricted cash - discontinued operations	—	—	57

a) Cash flows from operating activities

Cash flows from operating activities can include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.

We calculate cash flows from operating activities using the indirect method as summarized in the below table.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Net profit/(loss)	4	3,706	(311)
Net operating income/(loss) adjustments related to discontinued operations (1)	—	29	8
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities (2)	4	(3,715)	264
Net profit/(loss) after adjustments	8	20	(39)
Payments for long-term maintenance	(3)	(4)	(6)
Repayments made under lease arrangements	—	(11)	(19)
Changes in operating assets and liabilities	47	(61)	25
Net cash flows provided by/(used in) operating activities	52	(56)	(39)
(1)        Relates to adjustments made to the net income/loss of discontinued operations to reconcile to operating cash flows from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals.

(2)        Includes depreciation, amortization, share of results of joint ventures and associates, unrealized gains and losses on derivatives, deferred tax expense and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

The $52 million cash inflow from operating activities in the 2022 Successor period and $56 million cash outflow from operating activities in the 2022 Predecessor period were primarily driven by changes in working capital, primary trade and related party receivables, and payment of success fees on emergence from Chapter 11 in the 2022 Predecessor period. The $39 million outflow for the three months ended March 31, 2021, was primarily driven by cash receipts from customers being insufficient to cover operating costs and other similar outflows, offset by an inflow from working capital.

b) Cash flows from investing activities

The $14 million cash outflow from investing activities during the 2022 Successor period related to capital expenditures. The $110 million cash outflow from investing activities during the 2022 Predecessor period comprised capital expenditures and cash that was deconsolidated as a result of the disposal of NSNCo. The $12 million cash outflow from investing activities during the three months to March 31, 2021 related to capital expenditures and a loan advanced to the Seamex joint venture.

c) Cash flows from financing activities

The net cash inflow from financing activities in the 2022 Predecessor period related to the proceeds from the issuance of the $175 million new term loan and $50 million convertible bond on emergence from Chapter 11 proceedings, offset by $160 million of debt repayments.

Borrowing Activities

3) Information on our borrowings

An overview of our debt as at February 22, 2022, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Par value as at the Effective date	Fair value adjustments	Carrying value as at effective date	Maturity date
Secured credit facilities
Secured Second Lien Facility	683	34	717	June 2027
Term Loan Facility (a)	175	9	184	December 2026
Total secured credit facilities	858	43	901
Unsecured
$50 million convertible note (b)	50	—	50	August 2028
Total debt	908	43	951
(a) Under the $300 million facility, Seadrill has access to the $125 million revolving credit facility in addition to the $175 million term loan facility, which was not drawn down at the Effective Date (nor has it been drawn to date).
(b) The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings .

Prior to consummation of the Reorganization, Seadrill had $5,662 million of senior secured credit facilities. Under the Plan on the Effective Date, these facilities were in part reinstated in the form of the $683 million senior secured credit facility (as further described below), in part equitized through issuance of new shares, and in part settled in cash (specifically in respect to the AOD credit facility).

Secured credit facilities and unsecured convertible note

$300 Million Term Loan and Revolving Credit Facility
In February 2022 as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility RCF. The term loan facility bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

$683 Million Secured Second Lien Facility
In February 2022 as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June, 15 2027. The above-mentioned margin comprises two components: 5% cash interest; and 7.5% PIYC interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).

$50 Million Convertible Note
In February 2022 as part of the Reorganization, the Company issued $50 million of aggregate principal amount of an unsecured senior convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the "Convertible Note"). The notes bear interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares.

Covenants contained in the Company's debt facilities
Seadrill is subject to certain financial covenants and certain non-financial covenants under our financing agreements. These non-financial covenants include, but are not limited to, liens on our drilling units and other assets (such as earnings, company shares and intercompany receivables), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. Our debt facilities include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. As of March 31, 2022, the credit exposure of derivative financial instruments is limited to our interest rate cap.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 – "Current Expected Credit Losses".

Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Danske Bank A/S, DNB, HSBC, and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 24###

Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill's debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at March 31, 2022 was 0.961%.

The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings will be referenced to the SOFR, while the Convertible Note will be referenced to the 3-month US LIBOR.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our annual report on Form 20-F.

Critical accounting estimates that are significant for the three months ended March 31, 2022 are as follows:

Carrying Value of Rig Assets

Generally, the carrying amount of our drilling units including rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. However, drilling units acquired through a business combination or remeasured through the application of Fresh Start accounting are measured at fair value as of the date of acquisition or the date of emergence, respectively. Our drilling units are subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values, and impairments.

Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At March 31, 2022 (Successor), the carrying amount of our drilling units was $1.9 billion, representing 90% of our non-current assets.

Useful lives and residual value

The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jack-up rigs, when new, is 30 years.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

Impairment considerations (Drilling Units)

The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

With regard to our older drilling units, which have relatively short remaining estimated useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of older drilling units, which could materially affect our results of operations.

For the quarter ended March 31, 2022 (Successor), no indicators of impairment were identified against our drilling units. Refer to Note 4 - "Fresh Start accounting" for details on fair value adjustments made to our drilling units as of the Effective date.

Fresh Start accounting

As set forth in the Disclosure Statement approved by the Bankruptcy Court, the Company was approved to have an enterprise valuation of between $1,795 million and $2,396 million. Using valuation models, we valued the Successor’s enterprise value to be $2.1 billion as of the Effective Date, which is equal to the mid-point of the court approved valuation range. Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents.

The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

Critical accounting estimates in relation to fresh-start valuation of our drilling units and investments include: Off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital (WACC) rate used to discount free cash flow projections and drilling unit market valuations.

Current expected credit losses

As set out in the 20-F filed for the year ended December 31, 2021, we adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances. We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.

To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties' ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.

Uncertain tax positions

Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year.

While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 11 – "Taxation" to our Consolidated Financial Statements included herein for further information.

Liabilities Subject to Compromise

While in Chapter 11 proceedings, we distinguished liabilities from those that are liabilities subject to compromise ("LSTC"), being unsecured or undersecured prepetition liabilities, from those that were not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included within LSTC. Liabilities that were affected by the plan were reported at the amounts expected to be allowed, even if they were ultimately settled for lesser amounts, which inherently required a degree of estimation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: May 25, 2022
	By:	/s/Grant Creed Name: Grant Creed Title: Principal Financial Officer of Seadrill Limited

Risk Factors
Please see “Item 3D - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 (Predecessor) for a discussion of the risk material to our business.

Seadrill Limited
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)	F-2
Unaudited Consolidated Statements of Comprehensive Income for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor).	F-4
Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)	F-7
Notes to Unaudited Consolidated Financial Statements	F-8

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Operating revenues
Contract revenues	79	142	171
Reimbursable revenues	4	4	8
Management contract revenues	21	36	48
Other revenues	2	5	6
Total operating revenues	106	187	233
Operating expenses
Vessel and rig operating expenses	(62)	(86)	(159)
Reimbursable expense	(3)	(4)	(8)
Depreciation	(15)	(21)	(42)
Amortization of intangibles	(3)	—	—
Management contract expenses	(13)	(31)	(36)
Selling, general and administrative expenses	(8)	(7)	(15)
Total operating expenses	(104)	(149)	(260)
Other operating items
Gain on disposals	—	2	—
Other operating income	—	—	3
Total other operating items	—	2	3
Operating profit/(loss)	2	40	(24)
Financial and other non-operating items
Interest income	1	—	—
Interest expense	(10)	(7)	(57)
Share in results from associated companies (net of tax)	2	(2)	1
Gain on derivative financial instruments	5	1	—
Foreign exchange gain/(loss)	8	8	(6)
Reorganization items, net	(5)	3,651	(203)
Other financial items	2	21	(13)
Total financial and other non-operating items, net	3	3,672	(278)
Profit/(loss) before income taxes	5	3,712	(302)
Income tax expense	(1)	(2)	(2)
Profit/(loss) from continuing operations	4	3,710	(304)
Loss from discontinued operations	—	(4)	(7)
Net profit/(loss)	4	3,706	(311)
Basic/Diluted earnings/(loss) per share from continuing operations (US dollar)	0.08	36.96	(3.03)
Basic/Diluted loss per share from discontinued operations (US dollar)	—	(0.04)	(0.07)
Basic/Diluted earnings/(loss) per share (US dollar)	0.08	36.92	(3.10)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Net profit/(loss)	4	3,706	(311)
Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	1	—
Other comprehensive loss, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	16
Change in fair value of debt component of Archer convertible bond	—	(1)	1
Share in results from associated companies	—	(2)	(1)
Other comprehensive income	—	14	—
Total comprehensive income/(loss) for the period	4	3,720	(311)
Comprehensive income/(loss) attributable to the shareholder	4	3,720	(311)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	393	312
Restricted cash	85	160
Accounts receivable, net	146	169
Amounts due from related parties, net	33	28
Assets held for sale -current	—	1,103
Other current assets	231	191
Total current assets	888	1,963
Non-current assets
Investments in associated companies	66	27
Drilling units	1,884	1,777
Restricted cash	75	63
Deferred tax assets	11	11
Equipment	9	11
Other non-current assets	38	27
Total non-current assets	2,083	1,916
Total assets	2,971	3,879
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	10	—
Trade accounts payable	64	59
Liabilities associated with assets held for sale - current	—	948
Other current liabilities	274	230
Total current liabilities	348	1,237
Liabilities subject to compromise	—	6,235
Non-current liabilities
Long-term debt	944	—
Deferred tax liabilities	7	9
Other non-current liabilities	169	114
Total non-current liabilities	1,120	123
Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at March 31, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive loss	—	(15)
Retained earnings/(loss)	4	(7,215)
Total equity/(deficit)	1,503	(3,716)
Total liabilities and equity	2,971	3,879

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash Flows from Operating Activities
Net profit/(loss)	4	3,706	(311)
Net profit/(loss) from continuing operations	4	3,710	(304)
Net loss from discontinued operations	—	(4)	(7)
Net operating net loss adjustments related to discontinued operations (1)	—	29	8
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation	15	21	42
Amortization of unfavorable and favorable contracts	3	—	—
Gain on disposals	—	(2)	—
Share in results from associated companies (net of tax)	(2)	2	(1)
Deferred tax benefit	—	(2)	—
Unrealized gain on derivative	(5)	(1)	(1)
Amortization of discount on debt	(1)	7	32
Unrealized foreign exchange (gain)/loss	(6)	(6)	6
Non-cash gain reorganization items, net	—	(3,491)	186
Fresh Start valuation adjustments	—	(242)	—
Change in allowance for credit losses	—	(1)	—
Other cash movements in operating activities
Payments for long-term maintenance	(3)	(4)	(6)
Repayments made under lease arrangements	—	(11)	(19)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	55	(32)	31
Trade accounts payable	5	—	5
Prepaid expenses/accrued revenue	1	1	(3)
Deferred revenue	5	(18)	(4)
Related party receivables	9	(13)	(21)
Related party payables	—	—	1
Other assets	(10)	(3)	6
Other liabilities	(18)	4	10
Net cash flows provided by/(used in) operating activities	52	(56)	(39)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(14)	(18)	(4)
Proceeds from disposal of assets	—	2	—
Impact on cash from deconsolidation of discontinued operation	—	(94)	—
Cash flows from investing activities (discontinued operations)	—	—	(8)
Net cash flows used in investing activities	(14)	(110)	(12)
(1)Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash provided by operating activities related to discontinued operations for the successor period from February 23, 2022 through March 31, 2022 was nil and for the predecessor period from January 1, 2022 through February 22, 2022 was $25 million. (Three months ended March 31, 2021 (Predecessor): $1 million).

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	—	(160)	—
Cash flows from financing activities (discontinued operations)	—	—	—
Net cash provided by financing activities	—	65	—

Effect of exchange rate changes on cash	6	6	(6)
Net increase/(decrease) in cash and cash equivalents, including restricted cash	44	(95)	(57)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723
Included in cash and cash equivalents and restricted cash per the balance sheet	509	535	659
Included in assets of discontinued operations	—	69	64
Cash and cash equivalents, including restricted cash, at the end of period	553	509	666
Included in cash and cash equivalents and restricted cash per the balance sheet	553	509	609
Included in assets of discontinued operations	—	—	57

Supplementary disclosure of cash flow information
Interest paid	(3)	—	—
Taxes paid	(1)	(1)	(1)
Reorganization items, net paid	(4)	(56)	(3)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and three months ended March 31, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)
Net loss from continuing operations	—	—	—	(304)	(304)
Net loss from discontinued operations	—	—	—	(7)	(7)
Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)
Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of NSNCo AOCI on deconsolidation	—	—	—	—	16	—	16
Net loss from continuing operations	—	—	—	—	—	(103)	(103)
Net loss from discontinued operations	—	—	—	—	—	(4)	(4)
Balance as at February 22, 2022 (Predecessor)	10	3,504	—	—	(1)	(7,322)	(3,809)
Net gain from reorganization adjustments	—	—	—	1,495	—	3,571	5,066
Net gain from Fresh Start adjustments	—	—	—	—	—	242	242
Issuance of Successor common stock	—	—	—	4	—	(4)	—
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net income	—	—	—	—	—	4	4
Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Successor common shares comprises 49,999,998 shares at $0.01 par value.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at March 31, 2022 we owned 23 drilling rigs, leased 2, and managed 7 rigs on behalf of SeaMex and Sonadrill. 2 of the 23 owned rigs were sold shortly after the period end. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in the context of events on and prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously Seadrill 2021 Limited) after February 22, 2022 ("the Effective Date"). This is also applicable to terms "new Successor", "we", "our", "Group" or "Company" in the context of events after February 23, 2022 (Successor).

The use herein of such terms as "Group", "organization", "we", "us", "our" and "its", or references to specific entities, is not intended to be a precise description of corporate relationships.

Emergence from Chapter 11 proceedings

On February 22, 2022 (Predecessor), Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court ("Debtors"), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 3 - "Chapter 11" of the accompanying financial statements for further details.

In our report at June 30, 2021 (Predecessor), we had raised a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 proceedings and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 proceedings and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flows to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The amounts are presented in United States dollar ("US dollar", "$" or "US$") rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements include the financial statements of Seadrill Limited, its consolidated subsidiaries in which we are the primary beneficiary.

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2021 (Predecessor) (SEC File No. 001-39327).

The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.

Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly more than 50% of the voting rights.

Fresh Start accounting

Upon emergence from bankruptcy on the Effective Date, in accordance with ASC 852, Reorganizations ("ASC 852"), Seadrill Limited qualified for fresh-start accounting and became a new entity for financial reporting purposes. We allocated the reorganization value resulting from fresh-start accounting in accordance with the purchase price allocation performed as of the Effective Date. Refer to Note 4 - "Fresh Start accounting" for further details.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2021.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We adopted the following accounting standard update ("ASUs") since the reporting date of our Form 20-F report (covering the period to December 31, 2021 (Predecessor)), which had no impact on our Consolidated Financial Statements.

ASU 2020-06 - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging

Simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments. Under current guidance, applying the separation models in ASC 470-20 to convertible instruments with a beneficial conversion feature or a cash conversion feature involves the recognition of a debt discount, which is amortized to interest expense. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Seadrill does not have any instruments with beneficial conversion or cash conversion features.

ASU 2021-05 - Lessors - Certain Leases With Variable Lease Payments

Requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate (hereafter referred to as “variable payments”) as an operating lease on the commencement date of the lease if specified criteria are met. Seadrill does not have any sales-type or direct financing leases.

ASU 2021-08 - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. The Company elected to early adopt and apply this standard as of January 1, 2022 as it is relevant to the emergence from Chapter 11 bankruptcy and application of fresh-start accounting. The Company’s deferred revenues balances were evaluated on the basis of ASC 606 at the measurement date (in accordance with ASU 2021-08). No adjustment was made on transition.

Recently issued accounting standards

There are currently no recently issued ASUs that are expected to affect our Consolidated Financial Statements and related disclosures in future periods.

Note 3 - Chapter 11

Seadrill Chapter 11 Process

i. Chapter 11 filing

The Debtors filed voluntary petitions for reorganization under the Chapter 11 proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021 (the “Petition Date”). These filings triggered a stay on enforcement of remedies with respect to our debt obligations.

These filings excluded the NSNCo group, as Seadrill and the NSNCo noteholders negotiated a refinancing outside of this bankruptcy.

ii. Plan of Reorganization

On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with certain holders of claims under the Company’s 12 prepetition credit facilities (the “Prepetition Credit Agreements”), and Hemen. On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization (the “Plan”) was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.

iii. Amendment to terms of existing facilities

The Plan, among other things, provided that holders of allowed Credit Agreement claims (a) received a $683 million (adjusted for the AOD cash out option) of take-back debt (the “New Second Lien Facility”) and (b) be entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) received 83.00% of pre-diluted equity in successor Seadrill on account of their allowed Credit Agreement claims, and 16.75% of equity in successor Seadrill for such holders participation in a rights offering (the “Rights Offering”).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
iv. Rights Offering and backstop of new $300million facility

Holders of the subscription rights, which included the backstop parties (the “Backstop Parties” and together, the “Rights Offering Participants”), received the right to lend up to $300 million under the New First Lien Facility. The Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.50% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date. The New First Lien Facility was structured as (i) a $175 million term loan (the “Term Loan Facility”) and (ii) a $125 million revolving credit facility.

As consideration for the backstop commitment of each Backstop Party, the Backstop Parties were (a) issued 4.25% of the issued and outstanding pre-diluted New Seadrill Common Shares as of the Effective Date (the “Equity Commitment Premium”); and (b) paid in cash a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility. The Commitment Premium was revised to $20 million and paid within one business day following the backstop approval order on October 27, 2021.

v. Hemen $50million convertible bond

$50 million convertible bonds (the “Convertible Bonds”) were issued to Hemen at par upon emergence. The bonds are convertible into the conversion shares (the “Conversion Shares”) in an amount equal to 5.00% of the fully-diluted New Seadrill Common Shares. The principal amount of the Bonds is convertible (in full not part) into the Conversion Shares at the option of the lender at any time during the conversion period, being the period from the earlier of (i) the date on which the Issuer’s ordinary shares are listed and begin trading on the NYSE and (ii) the date on which the Issuer’s ordinary shares are listed and begin trading on the OSE (the “Conversion Period”), at the option of the lender at any time during the Conversion Period.

Management considered the accounting treatment for the Conversion using the embedded derivative model, substantial premium model, and the no proceeds allocated model. The Company determined that on the Effective Date that the substantial premium model was applicable, and the recognition of the Convertible Bonds should follow the treatment prescribed under this model. Pursuant to the substantial premium model, the principal was recorded as a liability at par and the excess premium was recorded to additional paid-in-capital. Upon conversion, the Company will reclassify the liability component to equity with no gain or loss recognized.

vi. Emergence and New Seadrill equity allocation table

Seadrill met the requirements of the Plan and emerged from Chapter 11 proceedings on the Effective Date.

Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Credit Agreement claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 Predecessor shareholders. The breakout shown below shows the equity allocation before and after the conversion of the convertible bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders - holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders - backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	-	—%	5.00%
Total shares issued on emergence	49,999,998	100.00%	100.00%

NSNCo Restructuring

As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:

1.     Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.     Seadrill sold 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill's equity interest thereby decreased to 35% which was recognized as an equity method investment; and
3.     Reinstatement of the notes in full on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

Upon effectiveness of NSNCo's bankruptcy on January 20, 2022, Seadrill sold 65% of its equity interest in NSNCo, recognizing its 35% retained interest as an equity method investment. The ceding of control occurred 9 days prior on January 11, 2022, the petition date when

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
the Bankruptcy Court first assumed the power to approve all significant actions in the entity. Separately, the determination of held-for-sale and discontinued operations was made at year-end and documented in the 2021 Form 20-F. Subsequent to its emergence from its pre-packaged bankruptcy, NSNCo was renamed Paratus Energy Services Ltd ("Paratus" or "PES").

Renegotiation of leases with SFL

Under the sale and leaseback arrangements with certain subsidiaries of SFL Corporation Ltd (“SFL”), the semi-submersible rigs West Taurus and West Hercules and the jack-up rig West Linus were leased to certain wholly owned Seadrill entities under long term charter agreements. The Chapter 11 proceedings afforded Seadrill the option to reject or amend the leases.

On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL on May 6, 2021, in accordance with the West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to the claim value which was settled at emergence.

On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules charter. The amended charter was accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded.

On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the West Linus until the rig is handed back to SFL for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amended charter no longer contained a purchase obligation and resulted in the derecognition of the rig asset of $175 million and liability of $161 million at emergence from Chapter 11 proceedings on February 22, 2022. Additionally, $7 million of cash held as collateral was returned to SFL. The interim transition bareboat agreement was accounted for as a short-term operating lease.

Other matters

i. Liabilities subject to compromise

Liabilities subject to compromise distinguish prepetition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise prior to the Company's emergence from Chapter 11 proceedings are disclosed on a separate line on the consolidated balance sheet.

Liabilities subject to compromise prior to emergence from Chapter 11 proceedings, as presented on the consolidated balance sheet as at February 22, 2022 immediately prior to emergence, included the following:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Liabilities subject to compromise	6,237

ii. Interest expense

The Debtors discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $48 million for the period from January 1, 2022 through February 22, 2022 (Predecessor) and $298 million for the period from February 10, 2021 to December 31, 2021.

iii. Reorganization items, net

Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statement of Operations. The following table summarizes the reorganization items recognized in the period from February 23, 2022 through March 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and the three months ended March 31, 2021 (Predecessor):

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Gain on settlement of liabilities subject to compromise (a)	—	3,581	—
Fresh Start valuation adjustments (b)	—	242	—
Loss on deconsolidation of Paratus Energy Services (c)	—	(112)	—
Advisory and professional fees (d)	(5)	(44)	(17)
Expense of predecessor Directors & Officers insurance policy	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	(186)
Interest income on surplus cash	—	1	—
Total reorganization items, net	(5)	3,651	(203)

a.Gain on liabilities subject to compromise

On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 4 - "Fresh Start accounting" for further information.

b.     Fresh Start valuation adjustments

On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as at March 31, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 4 - "Fresh Start accounting" for further information.

c.     Loss on deconsolidation of Paratus Energy Services Ltd

The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill's interest in Paratus Energy Services (formally NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.

(In $ millions)	January 20, 2022
Carrying value of Paratus Energy Services equity at January 20, 2022	(152)
Fair value of retained 35% interest in Paratus Energy Services	56
Reclassification of NSNCo accumulated other comprehensive losses to income on disposal	(16)
Loss on deconsolidation of Paratus Energy Services	(112)
d.     Advisory and professional fees

Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.

Note 4 - Fresh Start accounting

Fresh Start accounting

Upon emergence from bankruptcy, Seadrill qualified for and adopted Fresh Start accounting in accordance with the provisions set forth in ASC 852, which resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date. The criteria requiring Fresh Start accounting are: (i) the reorganization value of the Seadrill’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the then-existing voting shares of the Predecessor (or legacy entity prior to the Effective Date) received less than 50 percent of the voting shares of the Successor outstanding upon emergence from bankruptcy.

Fresh Start accounting requires a reporting entity to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy on February 22, 2022. However, the Company will continue to present financial information for any periods before the adoption of Fresh Start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as is required in ASC Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Reorganization Value

Under Fresh Start accounting, we allocated the reorganization value to Seadrill's individual assets based on their estimated fair values in conformity with ASC Topic 805, Business Combinations (''ASC 805''), and ASC Topic 820, Fair Value Measurement. Deferred income taxes were calculated in conformity with ASC Topic 740, Income Taxes (''ASC 740''). Reorganization value is viewed as the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.

Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents. As set forth in the Disclosure Statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value between $1,795 million and $2,396 million, with a mid-point of $2,095 million. For U.S. GAAP purposes, we valued the Successor’s individual assets, liabilities, and equity instruments using valuation models and determined the value of the enterprise was $2,095 million as of the Effective Date, which fell in line within the forecasted enterprise value ranges approved by the Bankruptcy Court. Specific valuation approaches and key assumptions used to arrive at reorganization value, and the value of discrete assets and liabilities resulting from the application of Fresh Start accounting, are described in greater detail within the valuation process below.

The following table reconciles the enterprise value to the estimated fair value of the Successor’s common shares as of the Effective Date:

(In $ millions, except per share amount)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Less: Fair value of long-term debt	(951)
Implied value of Successor equity	1,499
Shares issued upon emergence	49,999,998
Per share value (US$)	29.98

The following table reconciles enterprise value to the reorganization value of the Successor (i.e., value of the total assets of the Successor) as of the Effective Date:

(In $ millions)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Plus: Non-interest-bearing current liabilities	350
Plus: Non-interest-bearing non-current liabilities	179
Total value of Successor Entity's assets on Emergence	2,979

The enterprise value and corresponding equity value are derived from expected future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

Valuation Process

To apply Fresh Start accounting, we conducted an analysis of the Consolidated Balance Sheet to determine if any of our net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that our drilling units, equipment, drilling and management services contracts, leases, investments in associated companies, certain working capital balances and long-term debt would require a fair value adjustment on the Effective Date. Any deferred tax on the fair value adjustments have been made in accordance with ASC 740. The rest of our net assets were determined to have carrying values that approximated fair value on the Effective Date. Further details regarding the valuation process are described below.

i. Drilling units
Seadrill's principal assets comprise its fleet of drilling units. For the working fleet, we determined the fair value of drilling units based primarily on an income approach utilizing a discounted cash flow analysis. For long-term cold stacked units, we have applied a market approach methodology. Assumptions used in our assessment of the discounted free cash flows included, but were not limited to, the contracted and market dayrates, operating costs, overheads, economic utilization, effective tax rates, capital expenditures, working capital requirements, and estimated useful economic lives.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company. For rigs expected to be long-term stacked, the market approach was used to estimate the fair value of the assets which involved gathering and analyzing recent market data of comparable assets.

ii. Capital Spares & Equipment

The valuation of our capital spares and equipment, including spare parts and capitalized IT software, was determined utilizing the cost approach, in which the estimated replacement cost of the assets was adjusted for physical depreciation and economic obsolescence.

iii. Drilling and management services contracts

We recognized both favorable and unfavorable contracts based on the income approach utilizing a discounted cash flow analysis, comparing the signed contractual dayrate against the global contract assumptions applied in our drilling unit fair value assessment. The cash flows were discounted at an adjusted market participant WACC.

The management services contracts were fair valued based on an excess earnings methodology, adjusted for the incremental cost of services, working capital, tax, and contributory asset charges, with future cash flows discounted at an adjusted market participant WACC.

For the management incentive fee payable to Seadrill as part of the management service agreement with Paratus Energy Services Limited (formerly NSNCo, “Paratus Energy Services”), an option pricing model was used to estimate the fair value of the fee.

iv. Leases

The fair value of the West Linus and West Hercules leases were estimated by comparing against assumed global market contract assumptions over the same time period.

v. Investments in associated companies

The fair value of the equity investments in associated companies was based primarily on the income approach, using projected discounted cash flows of the underlying assets, a risk-adjusted discount rate, and an estimated tax rate.

vi. Long-term debt

The fair values of the New Term Loan Facility and New Second Lien Facility were determined using relevant market data as of the Effective Date and the terms of each of the respective instruments. Given the interest rates for both facilities were outside of the range of assumed market rates, we selected discount rates based on the data and used a yield to worst case analysis to estimate the fair values of the respective instruments.

The fair value of the Convertible Bonds was split in two components: (i) straight debt and (ii) conversion option. The straight debt component was derived through a discounted cash flow analysis. The conversion option component was based on an option pricing model, which forecasts equity volatility and compares the potential conversion redemption against equity movements in industry peers.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

The adjustments included in the following Consolidated Balance Sheet reflect the consummation of the transactions contemplated by the Plan and carried out by the Company (“Reorganization Adjustments”) and the fair value adjustments as a result of the application of Fresh Start accounting (“Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair value and significant assumptions or inputs.

		February 22, 2022
(In $ millions)	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
ASSETS
Current assets
Cash and cash equivalents	281	74	(a)	−		355
Restricted cash	135	(50)	(b)	−		85
Accounts receivable, net	201	−		−		201
Amount due from related parties, net	42	−		−		42
Other current assets	206	(17)	(c)	31	(k)	220
Total current assets	865	7		31		903
Non-current assets
Investment in associated companies	81	−		(17)	(l)	64
Drilling units	1,778	(175)	(d)	279	(m)	1,882
Restricted cash	69	−		−		69
Deferred tax assets	9	−		1	(n)	10
Equipment	11	−		(2)	(o)	9
Other non-current assets	13	−		29	(p)	42
Total non-current assets	1,960	(175)		290		2,076
Total assets	2,826	(168)		321		2,979
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	59	−		−		59
Other current liabilities	222	52	(e)	17	(q)	291
Total current liabilities	281	52		17		350
Liabilities subject to compromise	6,237	(6,237)	(f)	−		−
Non-current liabilities
Long-term debt	−	951	(g)	−		951
Deferred tax liabilities	7	−		(1)	(r)	6
Other non-current liabilities	110	−		63	(s)	173
Total non-current liabilities	117	951		62		1,130
EQUITY
Predecessor common shares of par value	10	(10)	(h)	−		−
Predecessor additional paid-in capital	3,504	(3,504)	(h)	−		−
Accumulated other comprehensive loss	(1)	1	(h)	−		−
Retained earnings/(loss)	(7,322)	7,080	(i)	242	(t)	−
Successor common shares of par value	−	−		−		−
Successor additional paid-in capital	−	1,499	(j)	−		1,499
Total shareholders’ equity	(3,809)	5,066		242		1,499
Total liabilities and equity	2,826	(168)		321		2,979

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Reorganization Adjustments
(a)Reflects the net cash receipts that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Receipt of cash from the issuance of the Term Loan Facility	175
Receipt of cash from the issuance of the Convertible Bonds	50
Proceeds from the issuance of the New Second Lien Facility	683
Settlement of the Prepetition Credit Agreement	(683)
Payment of the AOD cash out option	(116)
Payment of success-based advisor fees	(28)
Payment of the arrangement & financing fee for the Term Loan Facility	(5)
Transfer of cash to restricted cash for the professional fee escrow account funding	(2)
Change in cash and cash equivalents	74

(b)Reflects the net restricted cash payments that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Payment of net scrap rig proceeds to holders of Prepetition Credit agreement claims	(45)
Return of cash collateral to SFL for the amended West Linus lease agreement	(7)
Cash transferred from unrestricted cash for the professional fee escrow account funding	2
Change in restricted cash	(50)

(c)Reflects the change in other current assets for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Expense of Predecessor Directors & Officers insurance policy	(17)
Expense of the Commitment Premium and other capitalized debt issuance costs	(24)
Recognition of the right-of-use asset associated with the modified West Linus bareboat lease	24
Change in other current assets	(17)

(d)Reflects the change in drilling units for the derecognition of the West Linus of $175 million associated with modification of lease.

(e)Reflects the change in other current liabilities:

(In $ millions)	February 22, 2022 (Predecessor)
Accrued liability due to holders of Prepetition Credit agreement claims for sold rig proceeds	27
Recognition of lease liability and other accrued liability associated with the amended West Linus lease	25
Change in other current liabilities	52

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(f)Liabilities subject to compromise were settled as follows in accordance with the Plan:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Total liabilities subject to compromise	6,237

Payment of the AOD cash out option	(116)
Issuance of the New Second Lien Facility	(717)
Premium associated with the Term Loan Facility	(9)
Debt issuance costs	(30)
Payment of the rig sale proceeds	(45)
Amounts due to Prepetition Credit agreement claims for sold rig proceeds not yet paid	(27)
Issuance of New Seadrill Common Shares to holders of Prepetition Credit Agreement claims	(1,244)
Issuance of New Seadrill Common Shares to the Rights Offering Participants	(187)
Issuance of New Seadrill Common Shares associated with the Equity Commitment Premium	(64)
Derecognition of West Linus rig and return of cash collateral	(182)
Reversal of the release of certain general unsecured operating accruals	(35)
Pre-tax gain on settlement of liabilities subject to compromise	3,581

(g)Reflects the changes in long-term debt for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Issuance of the Term Loan Facility	175
Issuance of the New Second Lien Facility	683
Issuance of the Convertible Bonds	50
Record the premium on the Term Loan Facility and New Second Lien Facility	43
Change in long-term debt	951

(h)Reflects the cancellation of the Predecessor’s common shares, additional paid in capital, and accumulated other comprehensive income.

(i)Reflects the cumulative net impact on retained loss as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
Release of general unsecured operating accruals	35
Payment of success fees recognized on the Effective Date	(28)
Expense of Predecessor Directors & Officers insurance policy	(17)
Impact to net income	3,571
Cancellation of Predecessor common shares and additional paid in capital	3,513
Issuance of New Seadrill Common Shares to Predecessor equity holders	(4)
Net impact to retained loss	7,080

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(j)Reflects the reorganization adjustments made to the Successor additional paid-in capital:

(In $ millions)	February 22, 2022 (Predecessor)
Fair value of New Seadrill Common Shares issued to holders of Prepetition Credit Agreement claims	1,456
Fair value of New Seadrill Common Shares issued to Predecessor equity holders	4
Fair value of the conversion option on the Convertible Bond	39
Successor additional paid-in capital	1,499

Fresh Start Adjustments

(k)Reflects the fair value adjustment to other current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	68
Write-off of current portion of deferred mobilization costs held at amortized cost	(15)
Off-market right-of-use asset adjustment for the West Hercules and West Linus	(22)
Change in other current assets	31

(l)Reflects the fair value adjustment to the investments in Paratus Energy Services of $14 million and in Sonadrill of $3 million.

(m)Reflects the fair value adjustment to drilling units and the elimination of accumulated depreciation.

(n)Reflects the fair value adjustment to deferred tax assets of $1 million for favorable management contracts.

(o)Reflects the fair value adjustment to equipment and the elimination of accumulated depreciation.

(p)Reflects fair value adjustment to other non-current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	42
Write-off of non-current portion of historical favorable contracts held at amortized cost	(9)
Write-off of non-current portion of deferred mobilization costs held at amortized cost	(4)
Change in other non-current assets	29

(q)Reflects the fair value adjustment to other current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	18
Write-off of current portion of historical unfavorable contracts held at amortized cost	(1)
Change in other current liabilities	17

(r)Reflects the fair value adjustment to deferred tax liabilities of $1 million to write-off previously recognized Fresh Start balances.

(s)Reflects the fair value adjustment to other non-current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	67
Write-off of non-current portion of historical unfavorable contracts held at amortized cost	(4)
Change in other non-current liabilities	63

(t)Reflects the cumulative impact of the Fresh Start accounting adjustments discussed above.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 5 – Current Expected Credit Losses
The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies and large independent oil companies. There was no change in allowances for external or related party trade receivables. The expected credit loss allowance on related party balances as at March 31, 2022 (Successor) was $1 million (December 31, 2021 (Predecessor): $1 million).

Note 6 – Segment information
Operating segments
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker ("CODM") which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.

We have the following three reportable segments:
1.Harsh environment: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for harsh environment semi-submersible and jack-up rigs.
2.Floaters: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.
3.Jack-ups: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment jack-up rigs.

Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The remaining incidental revenues and expenses not included in the reportable segments are included in the "other" reportable segment.

Total operating revenue

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh Environment	35	78	114
Floaters	53	85	85
Jack-ups	18	24	30
Other	—	—	4
Total operating revenues	106	187	233

Depreciation

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh Environment	2	7	22
Floaters	7	6	8
Jack-ups	6	8	12
Total	15	21	42

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Amortization of intangibles

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh Environment	2	—	—
Floaters	(2)	—	—
Jack-ups	1	—	—
Other	2	—	—
Total	3	—	—

Operating profit/(loss) - Net profit/(loss)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh Environment	(9)	16	(16)
Floaters	12	9	(7)
Jack-ups	(8)	12	(3)
Other	7	3	2
Operating profit/(loss)	2	40	(24)
Unallocated items:
Total financial and other items	3	3,672	(278)
Income taxes	(1)	(2)	(2)
Net profit/(loss)	4	3,710	(304)

Drilling units - Total assets

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Harsh Environment	318	709
Floaters	1,090	524
Jack-ups	475	544
Others	1	—
Total drilling units	1,884	1,777

Unallocated items:
Investments in associated companies	66	27
Assets held for sale	—	1,103
Cash and restricted cash	553	535
Other assets	468	437
Total assets	2,971	3,879

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Drilling units - Capital expenditures

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Harsh Environment	—	2	5
Floaters	16	18	3
Jack-ups	1	2	2
Total	17	22	10

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:
Revenues

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Norway	34	78	116
Angola	25	43	18
Brazil	16	19	23
Saudi Arabia	13	18	20
United States	13	20	32
Other (1)	5	9	24
Total	106	187	233
(1)     Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units (1)

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Brazil	320	169
Norway	319	710
United States	277	92
Saudi Arabia	202	224
Qatar	156	156
Spain	246	47
Malaysia	85	126
Other (2)	279	253
Drilling units	1,884	1,777
(1)     Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)     "Other" represents countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Major Customers
We had the following customers with total revenues greater than 10% in any of the periods presented:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
ConocoPhillips	15%	12%	19%
Var Energi	13%	10%	—%
Saudi Aramco	12%	10%	9%
Lundin	3%	10%	11%
Equinor	—%	9%	13%
Other	57%	49%	48%

Note 7 – Revenue from Contracts with Customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Accounts receivable, net	146	169
Current contract liabilities (deferred revenue) (1)	(13)	(25)
Non-current contract liabilities (deferred revenue) (2)	(9)	(10)

(1)  Current contract liabilities balances are included in “Other current liabilities” in our Consolidated Balance Sheet.
(2) Non-current contract liabilities balances are included in “Other non-current liabilities” in our Consolidated Balance Sheet.

Significant changes in the contract assets and the contract liabilities balances during the period, from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor) are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2022 (Predecessor)	—	(35)	(35)
Amortization of revenue that was included in the beginning contract liability balance	—	16	16
Net contract liability at February 22, 2022 (Predecessor)	—	(19)	(19)
Net contract liability at February 23, 2022 (Successor)	—	(19)	(19)
Cash received, excluding amounts recognized as revenue	—	(3)	(3)
Net contract liability at March 31, 2022 (Successor)	—	(22)	(22)

Significant changes in the contract assets and the contract liabilities balances during the three months ended March 31, 2021 (Predecessor) are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2021 (Predecessor)	—	(31)	(31)
Amortization of revenue that was included in the beginning contract liability balance	—	5	5
Cash received, excluding amounts recognized as revenue	—	(2)	(2)
Net contract liability at March 31, 2021 (Predecessor)	—	(28)	(28)

Deferred revenue - The deferred revenue balance of $13 million reported in "Other current liabilities" at March 31, 2022 (Successor) is expected to be realized within the next twelve months and $9 million reported in "Other non-current liabilities" is expected to be realized within the following twelve months.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 8 – Other revenue
Other revenues consist of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Leasing revenues	2	4	6
Other	—	1	—
Total other revenues	2	5	6

Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 24 – "Related party transactions" for further details.

Note 9 – Other operating items
Other operating items consist of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Gain on disposals	—	2	—
Other	—	—	3
Total other operating items	—	2	3

Gain on asset disposals in 1Q22 Predecessor relates to the sale of the West Venture on January 19, 2022 (Predecessor).

Note 10 – Interest expenses

Interest expense consists of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Cash and payment-in-kind interest on debt facilities	(11)	—	(25)
Interest on SFL leases	—	(7)	(32)
Unwinding of debt premium	1	—	—
Interest expense	(10)	(7)	(57)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Cash and payment-in-kind interest on debt facilities

We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Old debt facilities extinguished on emergence from Chapter 11 proceedings
Senior credit facilities	—	—	(25)
New debt facilities entered on emergence from Chapter 11 proceedings:
First-lien senior secured	(2)	—	—
Second lien senior secured	(9)	—	—
Unsecured convertible bond	—	—	—
Cash interest	(11)	—	(25)

Our senior credit facilities incurred interest at LIBOR plus a margin. On February 7, 2021, after filing for Chapter 11, we recorded contractual cash interest payments against debt held as subject to compromise ("adequate protections payments") as a reduction to debt in the Consolidated Balance sheet and not as an expense to Consolidated Statement of Operations. Upon emergence from Chapter 11 proceedings on February 22, 2022, the senior credit facilities were extinguished in accordance with the reorganization plan. For further information on our bankruptcy proceedings refer to Note 3 - ''Chapter 11''.

Our First lien senior secured facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million RCF. The term loan facility bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

Our Second lien senior secured facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June 15, 2027. The margin comprises two components: 5% cash interest and 7.5% PIYC interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).

Our Unsecured convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the principal value of $50 million . The note is convertible into conversion shares in an amount equal to 5% of the fully-diluted ordinary shares of the issuer. If not converted, a bullet repayment will become due on maturity date.

Interest on SFL Leases

Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL Corporation for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to be operating leases, resulting in no further expense being recorded through this line for the Successor company. For further information on our bankruptcy proceedings refer to Note 3 - ''Chapter 11''.

Unwind of debt premium

On emergence from Chapter 11 proceedings, we recorded our debt at fair value, which was at a premium to the principal value. The debt premium is unwound over the remaining term of the debt facilities.

Note 11 – Taxation
Income tax expense for the period from January 1, 2022 through February 22, 2022 (Predecessor) was $2 million, and for the period from February 23, 2022 through March 31, 2022 (Successor) was $1 million (three months ended March 31, 2021: expense of $2 million).

The income tax expense of $2 million for the period from January 1, 2022 through February 22, 2022 (Predecessor), and $1 million for the period from February 23, 2022 through March 31, 2022 (Successor) was primarily due to ordinary taxes in Saudi Arabia, Angola, UK, and movements in our Uncertain Tax Positions.

Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which Seadrill's subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in other jurisdictions. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As a positive development in relation to the earlier years' assessments, the first tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the previous Chapter 11 proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria. An adverse outcome on these proposed assessments, although considered unlikely based on current positive engagement with the Nigerian tax authorities, could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals.

The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $95 million including interest and penalties (across our continuing and discontinued operations of $49 million and $46 million respectively). The relevant group companies are robustly contesting these assessments including filing relevant appeals.

Note 12 – Earnings/(Loss) per share
The computation of basic earnings/(loss) per share (“EPS/LPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS/LPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the issuance of the convertible note in the Successor period is dilutive. Refer to Note 18 – ''Debt for further details''.

The components of the numerator for the calculation of basic and diluted EPS/LPS were as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Profit /(loss) from continuing operations	4	3,710	(304)
Loss from discontinued operations	—	(4)	(7)
Profit /(loss) available to stockholders	4	3,706	(311)
Effect of dilution	—	—	—
Diluted net profit/(loss) available to stockholders	4	3,706	(311)

The components of the denominator for the calculation of basic and diluted EPS/LPS were as follows:

	Successor	Predecessor
(In millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Basic earnings/(loss) per share:
Weighted average number of common shares outstanding	50	100	100
Diluted earnings/(loss) per share:
Effect of dilution	3	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	53	100	100

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The basic and diluted earnings/(loss) per share were as follows:

	Successor	Predecessor
(In $)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Basic earnings/(loss) per share from continuing operations	0.08	36.96	(3.03)
Diluted earnings/(loss) per share from continuing operations	0.08	36.96	(3.03)
Basic loss per share from discontinued operations	—	(0.04)	(0.07)
Diluted loss per share from discontinued operations	—	(0.04)	(0.07)
Basic earnings/(loss) per share	0.08	36.92	(3.10)
Diluted earnings/(loss) per share	0.08	36.92	(3.10)

Note 13 – Restricted cash
Restricted cash as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor) was as follows:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Demand deposit pledged as collateral for tax related guarantee	75	63
Accounts pledged as collateral for performance bonds and similar guarantees	26	28
Cash held in escrow in Saudi Arabia	23	23
Accounts pledged as collateral for guarantees related to rig recycling	14	14
Proceeds from rig sales	7	47
Accounts pledged as collateral for SFL leases	7	37
Other	8	11
Total restricted cash	160	223

Proceeds from rig sales
Under the terms of our reorganization, net scrap proceeds received under our rig recycling scheme were to be paid to holders of prepetition credit agreement claims. Subsequent to emergence, the Sevan Brasil and Sevan Driller were sold, therefore any proceeds received will be held in restricted cash until paid to the lenders. Refer to Note 3 - ''Chapter 11'' for further information.

Accounts pledged as collateral for SFL leases
Cash pledged as collateral under lease agreements with SFL Corporation for the West Linus and West Hercules. Following modification of the West Linus lease in February 2022, $7 million of cash was returned to SFL Corporation. A further $3 million will be returned to SFL Corporation relating to the modification of the West Hercules lease, which completed in 2021. Refer to Note 3 - ''Chapter 11'' for further information.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Current restricted cash	85	160
Non-current restricted cash	75	63
Total restricted cash	160	223

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 14 - Other Assets
As at March 31, 2022 (Successor) and December 31, 2021 (Predecessor), other assets included the following:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Favorable drilling and management services contracts	104	9
Taxes receivable	52	48
Prepaid expenses	45	54
Right of use asset	23	24
Reimbursable amounts due from customers	15	13
Deferred contract costs	12	15
Restructuring backstop commitment fee	—	20
Other	18	35
Total other assets	269	218
Other assets were presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Other current assets	231	191
Other non-current assets	38	27
Total other assets	269	218

Favorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' for favorable contracts in the Consolidated Balance Sheet are as follows:

	Successor			Predecessor
	March 31, 2022			December 31, 2021
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Favorable contracts
Balance at beginning of period	110	—	110	266	(256)	10
Amortization of favorable contracts	—	(6)	(6)	—	(1)	(1)
Balance at end of period	110	(6)	104	266	(257)	9

On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new favorable drilling contract and management service contract intangible assets were recognized. For further information refer to Note 4 - ''Fresh Start accounting''.

The amortization is recognized in the Consolidated Statements of Operations under "Amortization of intangibles". The weighted average remaining amortization period for the favorable contracts is 17 months.

The table below shows the amounts relating to favorable contracts that is expected to be amortized over the following periods:

(In $ millions)	Period ended December 31
	2022	2023	2024	2025 and thereafter	Total
Amortization of favorable contracts	57	31	2	14	104

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 15 – Investment in associated companies
As at March 31, 2022 (Successor) and December 31, 2021 (Predecessor), the carrying values of our investments in associated companies were as follows.

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Paratus Energy Services	40	—
Sonadrill	26	27
Gulfdrill	—	—
Total investment in associated companies	66	27

Paratus Energy Services

As set out in Note 3 - "Chapter 11", as part of the Group's this wider restructuring process, we sold 65% of our equity interest in Paratus Energy Services Ltd ("PES") (formerly NSNCo) on January 20, 2022. As the result, the carrying value of the net assets were deconsolidated on the Consolidated Balance Sheet and replaced with the fair value of the retained 35% equity method investment in PES, calculated at $56 million. This is accounted for as an investment in associate. Seadrill did not receive any cash consideration for the 65% equity interest in NSNCo. While the release of Seadrill's guarantee of the notes held by NSNCo represents consideration received for the exchange of the 65% equity interest in NSNCO, the fair value of the guarantee was determined to be nil. Thus, no amount would be attributable to the cost of the 35% interest in NSNCo.

On emergence from Chapter 11 proceedings and application of Fresh Start accounting, a fair value adjustment has been made for the investment, reducing the value of PES to $39 million. For further information, refer to Note 4 - "Fresh Start accounting".

Note 16 – Drilling units
The following table summarizes the movement for the three months ended March 31, 2021 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	3,108	(988)	2,120
Additions	10	—	10
Depreciation	—	(41)	(41)
As at March 31, 2021 (Predecessor)	3,118	(1,029)	2,089

The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	2,685	(908)	1,777
Additions	22	—	22
Disposal of West Venture	(23)	23	—
Depreciation	—	(21)	(21)
As at February 22, 2022 (Predecessor)	2,684	(906)	1,778
Derecognition of West Linus	(211)	36	(175)
Fresh Start accounting	(591)	870	279
As at February 23, 2022 (Successor)	1,882	—	1,882
Additions	17	—	17
Depreciation	—	(15)	(15)
As at March 31, 2022 (Successor)	1,899	(15)	1,884

Disposal of West Venture

The West Venture was sold for recycling to Rota Shipping Inc. for $7 million on January 19, 2022. As the rig was fully impaired, the total consideration, less costs to sell, was recognized as other income in the period from January 1, 2022 to February 22, 2022 (Predecessor).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Derecognition of West Linus

On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be delivered back to SFL upon assignment of the ConocoPhillips drilling contract to SFL. Seadrill has been leasing the harsh environment jack-up rig, West Linus, from SFL.

The Chapter 11 proceedings afforded Seadrill the option to reject or amend the lease. The amended charter no longer contained a purchase obligation and therefore resulted in the derecognition of the rig asset of $175 million and liability of $158 million on emergence from Chapter 11 proceedings.

Fresh Start accounting

On emergence from Chapter 11 proceedings, the carrying value of our drilling units were adjusted to fair value as a result of the implementation of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. Refer to Note 4 - ''Fresh Start accounting'' for further information.

Note 17 – Equipment

Equipment consists of office equipment, software, furniture and fittings.

The following table summarizes the movement for the three months ended March 31, 2021 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	39	(20)	19
Additions	—	—	—
Depreciation	—	(1)	(1)
As at March 31, 2021 (Predecessor)	39	(21)	18

The following table summarizes the movement for the period from February 23, 2022 through March 31, 2022 (Successor), period from January 1, 2022 through February 23, 2022 (Predecessor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	39	(28)	11
As at February 22, 2022 (Predecessor)	39	(28)	11
Fresh Start adjustments	(30)	28	(2)
As at February 23, 2022 (Successor)	9	—	9
As at March 31, 2022 (Successor)	9	—	9

On emergence from Chapter 11 proceedings, the carrying value of our equipment was adjusted to fair value a result of the application of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. The total net fair value adjustment to our equipment was $2 million, resulting in loss recognized in the Consolidated Statement of Operations in “Reorganization items, net”.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 18 – Debt
The table below sets our our external debt agreements as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
New secured debt:
Term Loan Facility	175	—
New Second Lien Facility	686	—
Total Secured debt	861	—
Unsecured notes
Unsecured convertible notes	50	—
Total Unsecured notes	50	—
Total principal debt	911	—
Debt premium
Term Loan Facility	9	—
New Second Lien Facility	34	—
Total debt	954	—

Debt was presented in our Consolidated Balance Sheets as:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Debt due within one year	10	—
Long-term debt	944	—
Total debt	954	—

Key changes to borrowing facilities

Term Loan and Revolving Credit Facility
On emergence, we entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million RCF. The term loan facility and RCF bears interest at a margin of 7% per annum plus SOFR (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first three years. We have recognized a debt premium of $9 million in respect to the facility.

New Second Lien Facility
On emergence, we entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June, 15 2027. The above-mentioned margin is comprised of 5% cash interest; and 7.5% PIYC interest, whereby Seadrill can elect to pay the interest in cash or capitalize the interest to the principal outstanding (dependent on certain conditions set out in the facility agreement). The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. We have recognized a debt premium of $34 million in respect to the facility.

Unsecured convertible notes
On emergence, we issued a $50 million unsecured convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the "Convertible Note"). The note bears interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible, at the option of the holder, into shares in an amount equal to 5% of the fully-diluted ordinary shares.

Fair value adjustment
The term loan facility and second lien facility were recognized at fair value, which was at a premium to the principal value. The resulting premium was recorded, increasing the debt due on the Consolidated Balance Sheet. The debt premium is amortized over the remaining term of the debt facilities.

The unsecured convertible note was recognized at fair value, with both the issue discount and the fair value of the conversion option being recognized against additional paid-in capital in the Predecessor, which was subsequently cancelled on emergence from Chapter 11 proceedings. Refer to Note 4 - ''Fresh Start accounting'' for further information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Debt maturities
The outstanding debt as at March 31, 2022 (Successor) is repayable as follows:

(In $ millions)	Term Loan	Second Lien	Convertible Note	Year ended December 31
2023	—	40	—	40
2024	—	40	—	40
2025	—	40	—	40
2026	175	40	—	215
2027	—	526	—	526
2028 and thereafter	—	—	50	50
Total debt principal (1)	175	686	50	911

(1)     Debt principal repayments include payment-in-kind interest up to March 31, 2022 (Successor).

Note 19 - Other Liabilities
As at March 31, 2022 (Successor) and December 31, 2021 (Predecessor), other liabilities included the following:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Accrued expenses	108	81
Uncertain tax positions	87	85
Unfavorable contracts to be amortized	81	6
Lease liabilities	46	35
Employee withheld taxes, social security and vacation payments	40	46
Taxes payable	24	27
Contract liabilities	22	35
Accrued interest expense	5	—
Other liabilities	30	29
Total Other Liabilities	443	344

Other liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Other current liabilities	274	230
Other non-current liabilities	169	114
Total Other Liabilities	443	344

Unfavorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current liabilities' and 'Other non-current liabilities' for unfavorable contracts in the Consolidated Balance Sheet are as follows:

	Successor			Predecessor
	March 31, 2022			December 31, 2021
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Unfavorable contracts
Balance at beginning of period	(84)	—	(84)	(66)	58	(8)
Amortization of unfavorable contracts	—	3	3	—	2	2
Balance at end of period	(84)	3	(81)	(66)	60	(6)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new unfavorable drilling contract intangible assets were recognized. For further information refer to Note 4 - ''Fresh Start accounting''.
The amortization is recognized in the Consolidated Statements of Operations under "Amortization of intangibles". The weighted average remaining amortization period for the unfavorable contracts is 37 months.

The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

(In $ millions)	Period ended December 31
	2022	2023	2024	2025 and thereafter	Total
Amortization of unfavorable contracts	(11)	(24)	(24)	(22)	(81)

Note 20 - Leases
On the bankruptcy Effective date, the Company assumed all outstanding leases and reinstated all associated lease liabilities and right-of-use (“ROU”) assets.

As of March 31, 2022, we held operating leases for both the West Linus and West Hercules. We also have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.

We continue to lease three of our benign environment jack-up rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar.

In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional wells. To fulfill this contract Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean. The rig was mobilized and commenced operations in early October after being available at the drill location in September, 2020. This operating lease arrangement resulted in the recognition of a lease liability and offsetting right of use asset. During 2021, the charter was amended to cancel the drilling of the 10th well, resulting in an early termination fee of $6 million in 2021, $1 million in the period from January 1, 2022 through February 22, 2022 (Predecessor) and right-of-use asset impairment charge of $10 million being recorded in 2021.

Seadrill entered into sale and leaseback arrangements for the West Hercules semi-submersible rig with SFL Hercules Ltd in 2008, the West Linus Jack-up rig with SFL Linus Ltd in 2014, and the West Taurus semi-submersible rig with SFL Deepwater Ltd in 2008, all wholly owned subsidiaries of SFL Corporation Ltd ("SFL").

The West Taurus lease was terminated in March 2021 and the West Taurus was delivered back to SFL on May 6, 2021.

On August 27, 2021, the Bankruptcy Court approved an amendment to the original West Hercules SFL charter based on the current Equinor contract in Norway and in direct continuation (after a period of mobilization) of the subsequent Equinor contract in Canada. The buy-back obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Hercules. Seadrill is leasing the West Hercules from SFL under an operating lease until the end of the Canada contract. The lease is expected to end in October 2022. Refer to Note 27 – “Related party transactions” for further information.

On February 22, 2022, Seadrill entered an interim transition charter with SFL, which will see Seadrill continuing to operate the West Linus until the rig is delivered back to SFL, expected during the second half of 2022. The amendment results in the recognition of a short-term operating lease. The buy-back obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Linus.

Lease fair value and Chapter 11

In accordance with the bankruptcy guidance, liabilities and assets associated with assumed leases should be recognized as of the date of emergence in accordance with the provisions of ASC 805. Leases are one of the limited exceptions to the fair value recognition and measurement principles under ASC 805 and follow specific guidance for acquired leases under ''ASC 842'' and ASC 805. In accordance with such guidance, at emergence, assumed leases are remeasured by utilizing 1) the remaining lease term (including consideration for any lessee options that are reasonably certain of exercise); 2) the remaining lease payments; 3) the updated discount rate for the successor entity which is reflective of the new lease term. Further, in a business combination, ASC 842 requires that the acquirer retain the acquiree’s previous lease classification, unless the lease is modified.

Lease liabilities (Short-term & Long-term):

In accordance with ASC 805, acquired operating lease liabilities should be measured as if they were new leases following the guidance under ASC 842 (e.g., reassessment of the lease term, incremental borrowing rate (“IBR”), lease payments, purchase options). Therefore, all assumed lease liabilities were measured at the present value of remaining lease payments discounted at the IBR of the successor on the date of remeasurement (i.e., the Effective Date).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
ROU asset:

In accordance with ASC 805, acquired operating lease ROU assets are measured at the amount of the corresponding lease liabilities adjusted by any favorable or unfavorable terms of the lease as compared to market terms. When determining whether there were any favorable or unfavorable terms of a lease that required recognition, management considered all of the terms of the lease (e.g., contractual rent payments, renewal or termination options, purchase options, lease incentives). Pursuant to the above guidance, as part of its fresh-start valuation, the Company adjusted the ROU asset downwards for the West Hercules and West Linus SFL bareboat charters by $8.6 million and $12.8 million respectively for the effect of off-market rental payments.

For operating leases where we are the lessee, our future undiscounted cash flows as at March 31, 2022 (Successor) are as follows:

(In $ millions)	Year ended December 31
2022	46
2023	1
2024	1
2025	—
2026 and thereafter	—
Total	48

The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheets as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Total undiscounted cash flows	48	37
Less short term leases	—	—
Less discount	(2)	(2)
Operating lease liability (1)	46	35
Of which:
Current	42	30
Non-current	4	5

The following table gives supplementary information regarding our lease accounting for the the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through March 31, 2022 (Successor) and three months ended March 31, 2021 (Predecessor):

	Successor	Predecessor
(In $ million)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Operating Lease Cost:
Operating lease cost	6	4	9
Short-term lease cost	1	1	1
Total Lease cost	7	5	10

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	7	5	10
Right-of-use assets obtained in exchange for operating lease liabilities during the period	—	24	—
Weighted-average remaining lease term in months	17	22	15
Weighted-average discount rate	9%	9%	24%

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
On November 25, 2019, March 15, 2020 and November 15, 2020 respectively, we leased the West Castor, West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31
2022	28
2023	31
2024	18
2025 and thereafter	15
Total	92

Refer to Note 8 – Other revenue for comparative information on income from operating leases.

Note 21 – Common shares
Share capital as at December 31, 2021 (Predecessor) and March 31, 2022 (Successor) was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$ millions
As at December 31, 2021 (Predecessor)	100,384,435	$0.10	10
As at March 31, 2022 (Successor)	49,999,998	$0.01	—

Please refer to Note 3 - ''Chapter 11'' for further details on the changes to share capital.

Note 22 – Accumulated other comprehensive (loss)/income
Accumulated other comprehensive losses for the three month period ended March 31, 2021 (Predecessor) were as follows:

(In $ millions)	Actuarial gain relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2021 (Predecessor)	(2)	(28)	4	(26)
Other comprehensive (loss)/income	—	(1)	1	—
As at March 31, 2021 (Predecessor)	(2)	(29)	5	(26)

Accumulated other comprehensive (loss)/income for the periods from January 1, 2022 through February 22, 2022 (Predecessor) and February 23, 2022 through March 31, 2022 (Successor) were as follows:

(In $ millions)	Actuarial loss relating to pension	Share in unrealized loss from associated companies	Change in debt component on Archer bond	Total
As at January 1, 2022 (Predecessor)	(2)	(19)	6	(15)
Other comprehensive income from continuing operations	1	—	—	1
Other comprehensive loss from discontinued operations	—	(2)	(1)	(3)
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	21	(5)	16
As at February 22, 2022 (Predecessor)	(1)	—	—	(1)
Reset accumulated other comprehensive loss	1	—	—	1
As at February 23, 2022 (Successor)	—	—	—	—
Other comprehensive income	—	—	—	—
As at March 31, 2022 (Successor)	—	—	—	—

Note 23 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. As of March 31, 2022, the credit exposure of derivative financial instruments is limited to our interest rate cap.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 - "Current expected credit losses".
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Danske Bank A/S, DNB, HSBC, and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 24 - "Related party transactions".

Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies. Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill's debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at March 31, 2022 was 0.961%

The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings will be referenced to the SOFR, while the Convertible Note will be referenced to the 3-month US LIBOR.

Note 24 – Related party transactions
Prior to emerging from Chapter 11 proceedings on February 22, 2022, our main related parties included (i) affiliated companies over which we held significant influence, (ii) affiliated companies and (iii) companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill substantially decreased and, as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties.

Companies over which we hold significant influence include Sonadrill, Gulfdrill and, following the disposal of 65% of our equity interest in NSNCo, Paratus Energy Services Limited ("PES"), formally NSNCo. PES owns 100% of SeaMex and holds a 50% equity interest in Seabras Sapura. Prior to November 2, 2021, SeaMex was an affiliated company with which we held a 50% interest. On November 2, 2021, NSNCo purchased the residual equity in SeaMex, which led to it becoming a wholly owned subsidiary, until the disposal of NSNCo on January 20, 2022 .

Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 proceedings in May 2021. The information presented within this note includes all services performed prior to May 2021.

Companies that are controlled by, or whose operating policies may be significantly influenced by, Hemen include SFL, Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean. In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Related party revenue

The below table provides an analysis of related party revenues for periods presented in this report.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
Management fees revenues (a)	14	12	34
Reimbursable revenue (b)	1	3	13
Lease revenue (c)	3	4	6
Total related party operating revenues	18	19	53

(a) We provide management and administrative services to SeaMex, Sonadrill and, in the Predecessor period, Aquadrill. We provide operational and technical support services to SeaMex, Sonadrill and, in the Predecessor period, Aquadrill and Northern Ocean. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.

(b) We recognized reimbursable revenues from Sonadrill for project work on the Quenguela rig.

(c) Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.

Related party operating expenses

The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2021
West Bollsta lease (d)	—	—	(10)
West Hercules lease (e)	—	(3)	—
Total related party operating expenses	—	(3)	(10)

(d) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. During 2021, the charter was amended to cancel the drilling of the 10th well. Refer to Note 20 - ''Leases'' for details.
(e) Lease expense following the change from finance to operating lease in August 2021 as a result of amendments to the lease agreement. Refer to Note 20 - ''Leases'' for further details. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.

Related party receivable balances

The below table provides an analysis of related party receivable balances for periods presented in this report.

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Related party loans and interest (f)	—	9
Trading balances (g)	34	20
Allowance for expected credit losses (h)	(1)	(1)
Total related party receivables	33	28
Of which:
Amounts due from related parties - current	33	28
Amounts due from related parties - non-current	—	—

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(f) Sponsor Minimum Liquidity Shortfall loan receivable from SeaMex which earns interest at 6.5% plus 3-month US LIBOR, which was fully settled in March 2022.

(g) Trading balances are primarily comprised of receivables from Gulfdrill for lease income, as well as from SeaMex and Sonadrill for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
(h) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 5 - ''Current Expected Credit Losses'' for further information.
The below table provides an analysis of the receivable balance:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
NSNCo/SeaMex	1	12
Gulfdrill	14	13
Sonadrill	19	4
Gross amount receivable	34	29
Less: CECL allowance	(1)	(1)
Receivable net of CECL allowance	33	28
Related party payable balances
The below table provides an analysis of related party payable balances for periods presented in this report.

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Liabilities from Seadrill to SFL (i)	—	503
Total related party liabilities	—	503
Of which:
Amounts due to related parties - current	—	—
Liabilities subject to compromise	—	503

On filing for Chapter 11, our prepetition related party payables were reclassified to Liabilities subject to compromise ("LSTC") and were reported there in our Consolidated Balance Sheets at December 31, 2021(Predecessor). Upon emergence from Chapter 11 proceedings in February 2022 (Predecessor), all LSTC balances were extinguished with a gain on settlement recognized in "Reorganization items, net". For further information refer to Note 4 - ''Fresh Start accounting''.

(i) The LSTC were extinguished on emergence from Chapter 11 proceedings and SFL is no longer a related party.

The following table provides a summary of the related party lease liabilities to SFL as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor).

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
West Taurus lease liability	—	345
West Linus lease liability	—	158
Total lease liabilities to SFL	—	503

Other related party transactions
We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we did not consider it to be probable that the guarantees would be called.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 25 – Commitments and contingencies

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as at March 31, 2022 (Successor).

Oro Negro

The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V ("Oro Negro"), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. The Company has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. Seadrill intends to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the complaint. The proceedings have been stayed since March, 2020. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court. The stay in the bankruptcy proceeding will continue whilst a purchase is agreed.

Nigerian Cabotage Act litigation

Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency ("NIMASA") may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria, as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos the Group anticipate a decision within three to five years.

Although we intend to strongly pursue this appeal, it cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position.

Lava Jato

On September 23, 2020, Seadrill's subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. Seadrill is cooperating with the investigation. The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.

Any other material disputes or litigation

During the course of the preceding twelve months, the Company has not been involved in any other material litigation or legal proceedings.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Guarantees
We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

	Successor	Predecessor
(In $ millions)	As at March 31, 2022	As at December 31, 2021
Guarantees in favor of customers
Guarantees to Northern Ocean (1)	150	150
Guarantees to Sonadrill (2)	400	400
Total	550	550
(1) Guarantees in favor of customers are performance guarantees provided on behalf of Northern Ocean is $150 million as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor) for a contract that finished in February 2022.
(2) Guarantees in favor of customers are performance guarantees provided on behalf of Sonadrill of $400 million as at March 31, 2022 (Successor) and December 31, 2021 (Predecessor). Contract maturity in November 2022 ($50 million) and March 2023 ($350 million).

As of March 31, 2022 (Successor) we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.

Note 26 – Fair value of financial instruments

Fair value of financial instruments measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at March 31, 2022 (Successor) and December 31, 2021(Predecessor) are as follows:

	Successor		Predecessor
	March 31, 2022		December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (Level 2)	—	—	9	9

Liabilities
Liability subject to compromise- Secured credit facilities (Level 3)	—	—	2,094	5,662
Liability subject to compromise - Related Party Loans Payable (Level 3)	—	—	176	503
First Lien Senior Secured (Level 3)	185	185	—	—
Second Lien Senior Secured (Level 3)	719	719	—	—
Unsecured Convertible note - debt component (Level 3) *	38	50	—	—
* The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.

Level 2
The fair value of related party loan receivable balances are assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans are categorized as level 2 on the fair value hierarchy and were repaid in 2022. Other trading balances with related parties are not shown in the table above and are covered in Note 24 - ''Related party transactions''.

Level 3
Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replace with the first and second lien senior notes and an unsecured convertible note. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility, using a weighted average cost of capital range of 8.3% to 10.3%. The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similarly to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry.

The fair values of the secured credit facilities as at December 31, 2021 (Predecessor) were determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence, as this was the expected amount of equity they would be entitled to, as well as the value of the issuance of second lien debt facility and cash payment of AOD debt. The fair value was derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital range of 17.0%.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Upon emergence from Chapter 11 proceedings, our related party loans payable were extinguished and a gain recognized in "Reorganization items, net". The fair value of the related party loans payable as at December 31, 2021 (Predecessor), for the West Taurus was derived using the court approved maximum cash settlement amount of $0.25 million. For the West Linus the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the weighted average cost of capital of 10%.

Our cash and cash equivalents, restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.

Note 27 – Subsequent Events

Euronext listing

On April 28, 2022, Seadrill commenced trading on the Euronext Expand market of the Oslo Stock Exchange, under the ticker "SDRL".

Rig disposals

The Sevan Driller and the Sevan Brasil were sold to New Fortress Energy for $18 million and $6 million respectively on April 7, 2022.